EFES

File: 082-04144

07023982

May 25, 2007

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Erciyas Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the Minutes and the List of Attendees for the Ordinary General Meeting.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Hurşit Zorlu
Chief Financial Officer
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

PROCESSED
JUN 04 2007
THOMSON
FINANCIAL

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Esentepe Mah. Anadolu Cad. No.3 Kartal 34870 İstanbul
Tel: (0 216) 586 80 00 Faks: (0 216) 306 25 17

MINUTES OF THE ANNUAL ORDINARY GENERAL MEETING OF SHAREHOLDERS OF ANADOLU EFES BİRACILIK VE MALT SANAYİ ANONİM ŞİRKETİ HELD ON MONDAY, 14 MAY 2007, 14:00

The Meeting was held at "Esentepe Mah. Anadolu Cad. No:3 Kartal/ISTANBUL" on the date and at the time shown above, which was attended by Mr. Fevzi ÜLKER, the Representative of the Ministry of Industry and Trade, duly appointed under letter no. 30007 dated 11 May 2007 of the Istanbul Province Directorate of Industry and Trade.

It was confirmed that the date, time, place and agenda of the meeting was announced on issue no. 6796 of 27 April 2007 of the Turkish Trade Registry Journal, and on page 12 of the issue dated 27 April 2007 of the Dünya Newspaper published nationwide in Turkey.

According to the List of Attendance it was ascertained that a total number of shares of 75.206.194,98 (Seventyfivemilliontwohundredandsixthousandonehundredandninetyfourcommaninetyeight) were present at the meeting, of which 63.586.844,98 (Sixtythreemillionfivehundredandeightysixthousand-eighthundredandfortyfourcommaninetyeight) in person, and 11.619.350 (Elevenmillion-sixhundredandnineteenthousandthreehundredandfifty) by proxy, from the total number of shares of the company which is 112.867.818,27 (Hundredandtwelvemillioneighthundredandsixtyseventhousand-eighthundredandeighteencommatwentyseven) shares constituting the share capital of the Company of YTL 112.867.818,27 (Hundredandtwelvemillioneighthundredandsixtyseventhousandeighthundred-andeighteennewTurkishLiraandtwentysevennewkurus), whereupon the quorum for meeting was reached.

The Representative of the Ministry of Industry and Trade pronounced the meeting to be admissible. The deliberation of the agenda items was proceeded with.

1. Mr. ALİ ŞANAL was proposed as the candidate for the Chairman of the Meeting, Messrs. VOLKAN HARMANDAR and M. HURŞİT ZORLU for the Collectors of Votes, and Ms. MİNE ÇEVİK for the Secretary. The proposal was voted and unanimously adopted.

   It was proposed and unanimously approved that the minutes and documents of the meeting be signed by the Chairman's Board on behalf of the General Meeting.

2. The Annual Report of the Board of Directors, Board of Auditors' Report, and the Report of the Independent Auditors for the calendar year of 2006 were read out. Nobody asked for permission to talk.

3. The Balance Sheet as of 31 December 2006, and the Income Statement for the period of 01 January 2006 to 31 December 2006 prepared in accordance with International Financial Reporting Standards (IFRS) as per Capital Markets Board (CMB) regulations were read out; deliberated and the reports, balance sheets and income statement were accepted unanimously.

4. The releases of the Members of the Board of Directors on account of the calendar year of 2006 were put to vote. The releases were unanimously accepted, where each Member of the Board of Directors abstained from participating in the voting of his/her release. The releases of the Members of the Audit Committee were put to vote and accepted unanimously.

5. The proposal of the Board of Directors regarding the distribution of profit was adopted, and it was resolved unanimously that, in order to realize a distribution of gross cash dividends of 85% based on the paid-in capital and accordingly payment of gross 0,85 YTL per each share of 1 YTL cash dividends, totaling a gross dividend of YTL 95.945.295,53

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

(Ninetyfivemillionninehundredandfortyfivethousandtwohundredandninetyfive New Turkish Lira and fiftythree New Kuruş); as well as to pay usufruct shareholders YTL 3.474.226,35 and the members of the Board of Directors YTL 8.511.854,56 gross dividends in accordance with article 62 of the Articles of Association; for the said dividend distribution, gross dividend to be paid as net amount without tax deduction to resident corporate taxpayers in Turkey and non-resident corporate taxpayers who receive dividends through a permanent establishment or a permanent representative office in Turkey and to other shareholders dividends to be paid after legitimate tax deduction of 15%; the net profit remaining after deduction of the legal obligations be applied to the extraordinary reserves; and the distribution of profit be commenced as of 28 May 2007; and the proposed distribution of profit was approved unanimously.

6. It was proposed that eleven (11) Members be appointed in lieu of the released Directors of the Board. TUNÇAY ÖZİLHAN, İBRAHİM YAZICI, SÜLEYMAN VEHBİ YAZICI, GÜLTEN YAZICI, TÜLAY AKSOY, HÜLYA ELMALIOĞLU, AHMET OĞUZ ÖZKARDEŞ, ALİ ŞANAL (on behalf of Anadolu Endüstri Holding A.Ş.), RASİH ENGİN AKÇAKOCA (on behalf of Anadolu Endüstri Holding A.Ş.), MEHMET CEM KOZLU (on behalf of Anadolu Endüstri Holding A.Ş.) and RECEP YILMAZ ARGÜDEN (on behalf of Anadolu Endüstri Holding A.Ş.) were proposed. The proposal was put to vote. It was unanimously decided that the nominees be chosen as Members of the Board of Directors for a term of one year and no compensation for the mentioned term should be provided to them.

   It was proposed that MUSTAFA UYSAL and AHMET BAL be appointed in lieu of the released Members of the Audit Committee for one (1) year. The proposal was put to vote. The proposal was unanimously accepted. It was proposed that the Members of the Audit Committee be paid 3.000 YTL annually. The proposal was put to vote and unanimously accepted.

7. Information was given to the shareholders on the donations made by the Company in 2006 that amounted to 10.432.233,61 YTL.

8. The authorization of the members of the Board of Directors as per Articles 334 and 335 of the Turkish Commercial Code was put to vote and unanimously accepted.

9. According to Article #14 of the Capital Markets Board communiqué regarding "External Independent Audit", it was proposed that "Güney Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.", which was suggested by the Audit Committee and approved by the Board of Directors, be chosen as the External Independent Auditor of the Company for the 2007 accounting period. The offer was put to vote and unanimously accepted.

10. As per the Capital Markets Board decision No: 2/53 dated 18.01.2007, in line with our Corporate Governance Compliance Report, the General Assembly was informed of our profit distribution policy of "Without prejudice with CMB's prevailing regulations, our Company has adopted the distribution of at least 50% of the distributable profit as dividend each year as a policy. This policy will be maintained except for periods of investment and other funding requirements necessary for the long-term growth of the company and special conditions caused by extraordinary developments in economic conditions."

11. To change the Articles #7 and #11 of the Company's Articles of Association in order to increase the Registered Share Capital ceiling to YTL 900 million, as per the approvals of the Capital Markets Board, dated 13/04/2007, No B.02.1.SPK.0.13-657/9459 and of the Ministry of Industry and Trade, dated 16/04/2007, No B.14.O.ITG.0.10.00.01/401.01-535-38725/2816, was approved with 69.924.125,98 affirmative votes against Barclays Global Investors NA Investment Funds For Employee's 3.059; Investors Bank and Trust Barclays Global

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

Investors' 57.730; Employees Retirement System of the State of Hawaii's 41.402; New York State Common Retirement Fund's 40.000; Franklin Templeton Investment Fund's 338.807; Templeton Developing Markets Trust's 642.588; Templeton International Emerging Market Fund's 29.789; Templeton Developing Markets Securities Fund's 173.789; Templeton Emerging Markets Series' 344.856; College Retirement Equities' 3.000; Stichting Pensioen Fonds ABP's 678.714; Gmam Investment Fund Trust's 397.530; Genesis Emerging Markets Fund Ltd's 337.874; Northern Trust Multi Advisor Fund's 48.618; Univest's 77.946; The California Endowment's 33.700; City of Fresno Retirement System's 33.200; National Railroad Retirement Invest's 12.023; Ford Motor Company US Defined's 15.571; BBH/The Master Trust Bank of Japan Ltd. Re's 19.967; BBH/Consulting Group Capital Markets Funds Emerging MA's 1.516.517; Melon Bank N.A./UPS Retirement Plan's 3.991; Melon Bank N.A./State of Wisconsin Inv. Board's 16.276; Melon Banka N.A./Central States Southeast&Southwest Areas Pensions Fund's 62.989; Melon Banka N.A./Carniege Mellon University's 3.888; Melon Banka N.A./Public Employee Retirement's 164.098; Melon Banka N.A./Verizon Investment Management Corporation's 16.700; Melon Banka N.A./Duoquesne Light Company Master Trust's 1.572; Citibank/Ikano Funds Emerging Markets Iema's 71.578; Citibank/Commonwealth Global Share Fund 17's 5.080; Dexia/Ci Emerging Markets Fund's 66.600; Dexia/Ci Emerging Markets Corporate Class' 20.700; in total 5.282.069 abstentive votes.

Old Version

CAPITAL:

Article 7: The Company has accepted the registered capital system in accordance with the provisions of the 2499 Capital Markets Law, and has shifted to this system by a permission, ref. 308, dated 25.06.1992, of the Capital Markets Board. Registered capital of the Company is TL 200,000,000,000,000.- (two hundred trillion TL).

The issued and fully paid capital of the Company is TL 112,876,818,269,000 (hundred-twelve trillion eight hundred and seventy-six billion eight hundred and eighteen million two hundred and sixty-nine thousand Turkish Lira), divided into a total of 112,876,818,269 (hundred-twelve billion eight hundred and seventy-six million eight hundred and eighteen thousand two hundred and sixty-nine) shares each with a nominal value of TL 1,000.

Out of this capital:

(a) TL 125,177,700,000 (one hundred and twenty-five billion one hundred and seventy-seven million seven hundred thousand Turkish Lira) has already been paid in cash and in full by the shareholders;

(b) TL 12,752,524,624,988 (twelve trillion seven hundred and fifty-two billion five hundred and twenty-four million six hundred and twenty-four

New Version

CAPITAL:

Article 7: The Company has accepted the registered capital system in accordance with the provisions of the 2499 Capital Markets Law, and has shifted to this system by a permission, ref. 308, dated 25.06.1992, of the Capital Markets Board. Registered capital of the Company is YTL 900,000,000.- (nine hundred million YTL).

Company's issued capital of YTL 112,876,818.27 (hundred-twelve million eight hundred and seventy-six thousand eight hundred and eighteen new Turkish liras and twenty seven kuruş) is fully paid free of collusion.

Issued capital of YTL 112,876,818.27 is divided into 112,876,818.27 bearer shares each with YTL 1 nominal value.

As per the law no: 5274 regarding Amendments to the Turkish Commercial Code, nominal value of shares is changed to YTL 1 from TL 1,000. Due to this change, total number of shares has decreased and one share of YTL 1 will be given in exchange for 1,000 shares of each TL 1,000. Rights of the shareholders due to ownership of the shares are reserved regarding this change.

In conformity with the pertinent provisions of the Capital Markets Law, the Company is authorized to increase its issued capital by issuing new

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)

tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

thousand nine hundred and eighty-eight Turkish Lira) has been paid through the revaluation fund formed by capitalization of the fixed assets pursuant to the repeated Article 298 of the 213 Tax Procedures Code and the temporary Article 11 of the same Code revised by the Laws 2791 and 3094;

(c) TL 51,015,402,327,230 (fifty-one trillion fifteen billion four hundred and two million tree hundred and twenty-seven thousand two hundred and thirty Turkish Lira) has been financed by capitalization of the subsidiaries and affiliates revaluation fund pursuant to the repeated Article 298 of the 213 Tax Procedures Code and the temporary Article 11 of the same Code revised by the Laws 2791 and 3094;

(d) TL 5,284,111,183,305 (five trillion two hundred and eighty four billion one hundred and eleven million one hundred and eighty-three thousand three hundred and five Turkish Lira) has been financed by capitalization of the proceeds of sale of the subsidiaries of the Company pursuant to the temporary Article 10 of the 5422 Corporate Tax Code revised by the Law 3332 and the temporary Article 23 of the same Code revised by the Law 4108;

(e) TL 1,100,545,052,459 (one trillion one hundred billion five hundred and forty-five million fifty-two thousand four hundred and fifty-nine Turkish Lira) has been financed by capitalization of the proceeds of sale of the real properties of the Company pursuant to the temporary Article 10 of the 5422 Corporate Tax Code revised by the Law 3332 and the temporary Article 23 of the same Code revised by the Law 4108;

(f) TL 823,210,075,356 (eight hundred and twenty-three billion two hundred and ten million seventy-five thousand three hundred and fifty-six Turkish Lira) has been financed by capitalization of the extraordinary reserve funds of the Company;

(g) TL 2,346,759,849,234 (two trillion three hundred and forty-six billion seven hundred and fifty-nine million eight hundred and forty-nine thousand two hundred and thirty-four Turkish Lira) has been financed by capitalization of emission premiums of the Company;

(h) TL 26,345,350,063,428 (twenty-six trillion

bearer shares up to the registered capital ceiling. In capital increases financed by internal sources and funds of the Company, new shares shall be allocated to the existing shareholders pro rata their shares in the capital.

Shares representing the capital are monitored on registered basis as per registry principles.

ISSUANCE OF SHARE CERTIFICATES:

Article 11: Abrogated.

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)

tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

three hundred and forty-five billion three hundred and fifty million sixty three thousand four hundred and twenty-eight Turkish Lira) has been financed by capitalization of the cost increase fund of the Company; and

(i) the balance of TL 13,083,737,393,000 (thirteen trillion eighty-three billion seven hundred and thirty-seven million three hundred and ninety-three thousand Turkish Lira) has been financed through acquisition of Ege Biracılık ve Malt Sanayii Anonim Şirketi, a company registered in İzmir Trade Registry with Bornova 604/K 302 trade registry number, and of Güney Biracılık ve Malt Sanayii Anonim Şirketi, a company registered in Adana Trade Registry with 1152 trade registry number, and of Anadolu Biracılık Malt ve Gıda Sanayii Anonim Şirketi, a company registered in Çumra Trade Registry with 1432 trade registry number, as a whole, i.e. together with all of their assets, liabilities, rights and obligations, by the Company and through merger with such companies, pursuant to the provisions of Article 451 of the Turkish Commercial Code and Articles 37, 38 and 39 of the Corporate Tax Code, and in reliance upon Expertise Survey Report, ref. 1999/4095, dated 4 April 2000, issued upon order of the Istanbul 4th Commercial Court of First Instance, and in accordance with the principles set forth in the Merger Agreement approved by the general assemblies of shareholders of all of the merging companies.

The Company will issue and allocate new shares to the existing shareholders of all of the merging companies in return for their existing shares in accordance with the principles set forth in the Merger Agreement.

The Company will be liable for all debts and obligations of the merging companies, and will separately manage the assets and properties of the merging companies until all of such debts and obligations are paid or settled.

All of 112,876,818,269(hundred-twelve billion eight hundred and seventy-six million eight hundred and eighteen thousand two hundred and sixty-nine) shares representing the issued capital of TL 112,876,818,269,000 (hundred-twelve trillion eight hundred and seventy-six billion eight hundred and eighteen million two hundred and sixty-nine thousand Turkish Lira) are bearer

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)

tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

shares.

In conformity with the pertinent provisions of the Capital Markets Law, the Company is authorized to increase its issued capital by issuing new registered or bearer shares and to combine the share certificates in the form of denominations representing more than one share, up to the registered capital ceiling. In capital increases financed by internal sources and funds of the Company, new shares shall be allocated to the existing shareholders pro rata their shares in the capital.

ISSUANCE OF SHARE CERTIFICATES:

Article 11: The Company's issued capital of TL 112,876,818,269,000 (hundred-twelve trillion eight hundred and seventy-six billion eight hundred and eighteen million two hundred and sixty-nine thousand Turkish Lira) has been divided into a total of 112,876,818,269 (hundred-twelve billion eight hundred and seventy-six million eight hundred and eighteen thousand two hundred and sixty-nine) shares, each with a nominal value of TL 1,000, and distribution of the share certificates representing these shares is as shown below:

Rank of Shares	Type of Shares	Total Value (TL)
11	Bearer	25,083,737,393,000

12. At the closing, some of the representatives of foreign shareholders stated as their wish that they were not in favor of the donations made as per article 62 of the Articles of Association.

As the Agenda contained no further issues to be deliberated, the meeting was closed.

Signed:

Fevzi Ülker
Representative of the
Ministry of Industry and Trade

Signed:

Ali ŞANAL
The Chairman
of Meeting

Signed:
Volkan Harmandar &
M. Hurşit Zorlu
Vote Collectors

Signed:
Mine Çevik
Meeting
Secretary

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)

tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

ORDINARY GENERAL ASSEMBLY OF ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş. DATED 14.05.2007
LIST OF ATTENDANCE OF SHAREHOLDERS

SHAREHOLDER'S NAME / SURNAME TITLE AND ADDRESS	AMOUNT OF CAPITAL (YTL.)	NUMBER OF SHARES	REPRESENTATION IN PERSON BY PROXY	REPRESENTATIVE NAME / SURNAME	SIGNATURE
1. YAZICILAR HOLDİNG A.Ş. Ankara Asfaltı Üzeri PTT Hastanesi Yanı Umut Sokak 34752 İçerenköy / İSTANBUL	34.886.942,75	34.886.942,75	IN PERSON	İBRAHİM YAZICI	....
2. ÖZİLHAN SINAİ YATIRIM A.Ş. Ankara Asfaltı Üzeri PTT Hastanesi Yanı Umut Sokak 34752 İçerenköy / İSTANBUL	19.725.455,25	19.725.455,25	IN PERSON	TÜLAY AKSOY	....
3. ANADOLU ENDÜSTRİ HOLDİNG A.Ş. Ankara Asfaltı Üzeri PTT Hastanesi Yanı Umut Sokak 34752 İçerenköy / İSTANBUL	8.852.540,98	8.852.540,98	IN PERSON	ALİ ŞANAL	....
4. NİLGÜN YAZICI Ankara Asfaltı Üzeri PTT Hastanesi Yanı Umut Sokak 34752 İçerenköy / İSTANBUL	50.884	50.884	IN PERSON	NİLGÜN YAZICI	....
5. DODGE AND COX INTERNATIONAL STOCKS FUND 1209 ORANGE STREET WILMINGTIN DE 19801	3.699.413	3.699.413	BY PROXY	BERNA ÖZER	....
6. FIDELITY FUNDS EUROPEAN GROWTH	1.735.860	1.735.860	BY PROXY	BERNA ÖZER	....
7. SMALL CAP WORLD FUND, INC. 333 South Hope Street Los Angeles, California 90071-1406	900.000	900.000	BY PROXY	BERNA ÖZER	....
8. EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII 201 MERCHANT STREET, SUITE 1400 HONOLULU HAWAII 95813	41.402	41.402	BY PROXY	BERNA ÖZER	....
9. NEW YORK STATE COMMON RETIREMENT FUND 125 LONDON WALL, LONDON EC2Y 5AJ	40.000	40.000	BY PROXY	BERNA ÖZER	....
10. FRANKLIN TEMPLETON INVESTMENT FUNDS 125 LONDON WALL, LONDON EC2Y 5AJ	338.807	338.807	BY PROXY	BERNA ÖZER	....
11. TEMPLETON DEVELOPING MARKETS TRUST 125 LONDON WALL, LONDON EC2Y 5AJ	642.588	642.588	BY PROXY	BERNA ÖZER	....
12. TEMPLETON INTERNATIONAL EMERGING MARKETS FUND 125 LONDON WALL, LONDON EC2Y 5AJ	29.789	29.789	BY PROXY	BERNA ÖZER	....
13. TEMPLETON DEVELOPING MARKETS SECURITIES FUND 125 LONDON WALL, LONDON EC2Y 5AJ	173.789	173.789	BY PROXY	BERNA ÖZER	....
14. TEMPLETON EMERGING MARKETS SERIES 125 LONDON WALL, LONDON EC2Y 5AJ	344.856	344.856	BY PROXY	BERNA ÖZER	....
15. COLLEGE RETIREMENT EQUTIES 125 LONDON WALL, LONDON EC2Y 5AJ	3.000	3.000	BY PROXY	BERNA ÖZER	....
16. STICHTING PENSIOENFONDS ABP 125 LONDON WALL, LONDON EC2Y 5AJ	678.714	678.714	BY PROXY	BERNA ÖZER	....
17. GMAM INVESTMENT FUNDS TRUST 125 LONDON WALL, LONDON EC2Y 5AJ	397.530	397.530	BY PROXY	BERNA ÖZER	....
18. GENESIS EMERGING MARKETS FUND LIMITED 125 LONDON WALL, LONDON EC2Y 5AJ	337.874	337.874	BY PROXY	BERNA ÖZER	....

19. NORTHERN TRUST MULTI ADVISOR 50 Bank Street Canary Wharf London E 145NT United Kingdom	48.618	48.618	BY PROXY	BERNA ÖZER	....
20. UNIVEST 50 Bank Street Canary Wharf London E 145NT United Kingdom	77.946	77.946	BY PROXY	BERNA ÖZER	....
21. THE CALIFORNIA ENDOWMENT 50 Bank Street Canary Wharf London E 145NT United Kingdom	33.700	33.700	BY PROXY	BERNA ÖZER	....
22. CITY OF FRESNO RETIREMENT SYSTEM 50 Bank Street Canary Wharf London E 145NT United Kingdom	33.200	33.200	BY PROXY	BERNA ÖZER	....
23. NATIONAL RAILROAD RETIREMENT SYSTEM 50 Bank Street Canary Wharf London E 145NT United Kingdom	12.023	12.023	BY PROXY	BERNA ÖZER	....
24. FORD MOTOR COMPANY US DEFINED 50 Bank Street Canary Wharf London E 145NT United Kingdom	15.571	15.571	BY PROXY	BERNA ÖZER	....
25. BBH/THE MASTER TRUST BANK OF JAPAN LTD.RE MTBC400035147 40 Water Street, Boston, MA 02109 3661	19.967	19.967	BY PROXY	NUR SÜMEN	....
26. BBH/CONSULTING GROUP CAPITAL MARKETS FUNDS EMERGING MA 40 Water Street, Boston, MA 02109 3661	1.516.517	1.516.517	BY PROXY	NUR SÜMEN	....
27. MELON BANK N.A/UPS RETIREMENT PLAN 525 William Penn Place, Room 3418 Pittsburg, PENNSYLVANIA	3.991	3.991	BY PROXY	NUR SÜMEN	....
28. MELON BANKA N.A/STATE OF WISCONSIN INV BOARD 525 William Penn Place, Room 3418 Pittsburg, PENNSYLVANIA	16.276	16.276	BY PROXY	NUR SÜMEN	....
29. MELON BANKA N.A/CENTRAL STATES SOUTHEAST&SOUTHWEST AREAS PENSION FUND 525 William Penn Place, Room 3418 Pittsburg, PENNSYLVANIA	62.989	62.989	BY PROXY	NUR SÜMEN	....
30. MELON BANKA N.A/CARNIEGE MELLON UNIVERSITY 525 William Penn Place, Room 3418 Pittsburg, PENNSYLVANIA	3.888	3.888	BY PROXY	NUR SÜMEN	....
31. MELON BANKA N.A/COMMONWEALTH OF PENNYSLVANIA PUBLIC 525 William Penn Place, Room 3418 Pittsburg, PENNSYLVANIA	2.000	2.000	BY PROXY	NUR SÜMEN	....
32. MELON BANKA N.A/PUBLIC EMPLOYEE RETIREMENT 525 William Penn Place, Room 3418 Pittsburg, PENNSYLVANIA	164.098	164.098	BY PROXY	NUR SÜMEN	....
33. MELON BANKA N.A/VERIZON INVESTMENT MANAGEMENT CORPORATION 525 William Penn Place, Room 3418 Pittsburg, PENNSYLVANIA	16.700	16.700	BY PROXY	NUR SÜMEN	....
34. MELON BANKA N.A/DUQUESNE LIGHT COMPANY MASTER TR 525 William Penn Place, Room 3418 Pittsburg, PENNSYLVANIA	1.572	1.572	BY PROXY	NUR SÜMEN	....
35. CITIBANK/IKANO FUNDS EMERGING MARKETS IEMA 111 Wall Street, 24th Floor New York, NY 10005	71.578	71.578	BY PROXY	NUR SÜMEN	....

36. CITIBANK/COMMONWEALTH GLOBAL SHARE FUND 17 111 Wall Street, 24th Floor New York, NY 10005	5.080	5.080	BY PROXY	NUR SÜMEN	....
37. DEXIA/PERPETUAL INVES MNG LTD AS TR F PERPE SE INT SHA F 71 Queen Victoria Street, London	1.917	1.917	BY PROXY	NUR SÜMEN	....
38. DEXIA/CI EMERGING MARKETS FUNDS 71 Queen Victoria Street, London	66.600	66.600	BY PROXY	NUR SÜMEN	....
39. DEXIA/CI EMERGING MARKETS CORPORATE CLASS 71 Queen Victoria Street, London	20.700	20.700	BY PROXY	NUR SÜMEN	....
40. INVESTORS BANK AND TRUST BARCLAYS GLOBAL INVESTORS	57.730	57.730	BY PROXY	SERKAN KABA	....
41. BARCLAYS GLOBAL INVESTORS N A INVESTMENT FUNDS FOR EMPLOYEE BENEFIT TRUST	3.059	3.059	BY PROXY	SERKAN KABA	....
42. BORYAD BORSA YATIRIMCILARI DERNEĞİ Osmanağa Mah. Halitağa Caddesi No:33 Kat:2 D:4 Kadıköy/İSTANBUL	2	2	BY PROXY	MEHMET KENAN ERDOĞAN	....
43. TUNÇAY ÖZİLHAN	1	1	BY PROXY	TÜLAY AKSOY	....
44. İBRAHİM YAZICI	1	1	IN PERSON		....
45. SÜLEYMAN VEHBİ YAZICI	1	1	IN PERSON		....
46. GÜLTEN YAZICI	1	1	BY PROXY	HÜLYA ELMALIOĞLU	....
47. TÜLAY AKSOY	1	1	IN PERSON		....
48. HÜLYA ELMALIOĞLU	50.918	50.918	IN PERSON		....
49. ALİ ŞANAL	20.101	20.101	IN PERSON		....
50. AHMET OĞUZ ÖZKARDEŞ	1	1	BY PROXY	OLCAY TOKAN	....
51. RASİH ENGİN AKÇAKOCA	1	1	BY PROXY	VOLKAN HARMANDAR	....
52. MEHMET CEM KOZLU	1	1	BY PROXY	M. HURŞİT ZORLU	....
53. RECEP YILMAZ ARGÜDEN	1	1	BY PROXY	M. HURŞİT ZORLU	....

END

REPRESENTATIVE OF THE
MINISTRY OF INDUSTRY AND TRADE
FEVZİ ÜLKER

CHAIRMAN OF THE MEETING
ALİ ŞANAL

VOTE COLLECTORS
VOLKAN HARMANDAR - M.HURŞİT ZORLU

MEETING SECRETARY
S. MİNE ÇEVİK

COMPANY CAPITAL	:	112.876.818,27 YTL.
TOTAL NUMBER OF SHARES	:	112.876.818,27
MINIMUM MEETING QUORUM	:	28.219.204,57
ACTUAL MEETING QUORUM	:	75.206.194,98
IN PERSON	:	63.586.844,98
BY PROXY	:	11.619.350,00

SHAREHOLDING AND CAPITAL STRUCTURE OF THE COMPANY WHICH IS SHOWN IN THE LIST OF ATTENDANCE OF SHAREHOLDERS IS IN COMPLIANCE WITH THE COMPANY SHARE LEDGER.
BOARD OF DIRECTORS